SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Final dates for submitting bids for the construction of the
P-51 and P-52 platforms postponed

(Rio de Janeiro, January 10, 2003). – PETROLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company, announces that, in September 2002, Petrobras began the process for contracting the construction of the Petrobras 51 (P-51) and Petrobras 52 (P-52) platforms for developing respectively, the Marlim Sul and Roncador fields in the Campos Basin located in the offshore coastal region of Rio de Janeiro State.

Each platform will be built according to a basic three-stage construction program: the first involving the construction and integration of the hull and the processing on-board utilities plant, the second for the gas compression modules and the third for the electric power generation modules.

The final date for delivering bids for the gas compression module is scheduled for January 13, 2003, January 21, 2003 for the electric power generation module and January 27, 2003 for the platform construction contract.

In view of the size of the platforms and the complex nature of the processes involved in the contracting process, the prospective bidders have been seeking a significant amount of technical and managerial clarification as part of the preparatory work prior to submitting proposals. Petrobras has been providing this clarification through the issue of circulars by its Tender Bid Committee.

Today, in the light of several formal requests by potential bidders to postpone bid delivery dates, Petrobras has, on the basis of the respective Tender Bid Committees’ recommendations, decided to extend the final dates for receiving proposals as follows:

- Gas compression module - - Power generation module - - Construction and integration of the hull and processing/onboard utilities plant -	February 12, 2003 February 19, 2003 February 26, 2003

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is not obliged to update such forecasts in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.